

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2017

Christopher Littlefield
President and Chief Executive Officer
Fidelity & Guaranty Life
Two Ruan Center
601 Locust Street, 14th Floor
Des Moines, IA 50309

> **Re: Fidelity & Guaranty Life**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 7, 2017**
> **File No. 001-36227**

Dear Mr. Littlefield:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

The Merger
Background of the Merger, page 17

1.   Each presentation, discussion, or report presented by your outside advisor(s) to your board that is materially related to the proposed transaction is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. In this regard, we note references to presentations by Credit Suisse, Jefferies and Skadden were provided to your board. Please revise your disclosure to summarize such presentations made by your advisors. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

Interests of Our Directors and Executive Officers in the Merger, page 40

2.   Please revise your disclosure in this section and in the Background section to discuss the fact that your CEO, CFO and General Counsel will be joining CF Corp. as executive officers following the closing. Please also expand your discussion in the Background section and add disclosure in this section regarding the agreement between CF Corp and HRG pursuant to which CF Corp will purchase two of HRG's subsidiaries for $65 million, at, and conditioned upon, the merger closing.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes, Assistant Director, at 202-551-3675 with any questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Christopher J. Ulery